SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

China Distance Education Holdings Limited

Form 6-K

TABLE OF CONTENTS

Page
Signature	3
Exhibit 99.1 — Press Release dated April 29, 2011	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: April 29, 2011

Exhibit 99.1

CHINA DISTANCE EDUCATION HOLDINGS LIMITED ANNOUNCES

EXPANSION OF SHARE REPURCHASE PROGRAM

BEIJING, China, April 29, 2011—China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced that its board of directors has approved an increase of the repurchase quota under its current share repurchase program initially approved on November 20, 2008. Under the expanded share repurchase program, CDEL is authorized to repurchase up to an additional US$10 million worth of its issued and outstanding American Depositary Shares (“ADSs”) (which makes the total repurchase quota under the Company’s share repurchase program US$20 million worth of ADSs) from time to time in open-market transactions on NYSE. The expanded share repurchase program will remain in effect initially for the next 12 months (subject to extension by the board of directors of the Company) and all the other terms of the Company’s share repurchase program remain unchanged. The repurchases contemplated by the expanded share repurchase program will be made at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan (which if adopted, will allow CDEL to repurchase its ADSs during periods in which it may be in possession of material non-public information) or otherwise. The purchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors. CDEL expects to continue implementing the expanded share repurchase program in a manner consistent with market conditions and the interest of its shareholders. CDEL’s board of directors will review the expanded share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. The program may be suspended, discontinued or extended at any time.

“The approval of the expansion of our share repurchase program by our board of directors reflects our confidence in the company’s future and our desire to create long-term value for our shareholders,” said Zhengdong Zhu, CDEL’s Chairman and Chief Executive Officer. “Our current cash position provides us with the flexibility to increase the repurchase quota under our share repurchase program without impacting our growth strategies and other strategic opportunities.”

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, information technology and other industries. The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses, offline Gaokao Retake courses and offline business start-up training courses.

Cautionary Note Regarding Forward-looking Statements

This announcement contains “forward-looking statements,” including, among other things, CDEL’s anticipated repurchase of its ADSs and the expected duration of the repurchase program. CDEL may repurchase all US$10 million of its ADSs, or no ADSs, or any amount in between, and lengthen or shorten the repurchase period, depending on the trading price of its ADSs, which may be positively or negatively impacted by the expanded repurchase program, market conditions, determinations following the date of this announcement to use such funds for other purposes, or for other reasons.

These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. For a discussion of important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” included in our annual report on Form 20-F and other documents filed with the SEC. We undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Contacts:

China Distance Education Holdings Limited Ping Wei, CFO Tel: +86-10-8233-3101 Email: IR@cdeledu.com	Investor Relations (HK): Mahmoud Siddig, Managing Director Taylor Rafferty Tel: +852 3196 3712 Email: cdel@taylor-rafferty.com

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